EXHIBIT 99.1

ENTERPRISE FINANCIAL SERVICES CORP TO ACQUIRE SEACOAST COMMERCE BANC HOLDINGS

August 20, 2020, ST. LOUIS, MO. and SAN DIEGO, CA. — Enterprise Financial Services Corp (Nasdaq: EFSC) (the “Company,” “EFSC,” “Enterprise,” “we,” “us,” or “our”), the holding company of Enterprise Bank & Trust (“EB&T”), and Seacoast Commerce Banc Holdings (OTCPK: SCBH) (“SCBH”), the holding company of Seacoast Commerce Bank (“Seacoast”), announced today that EFSC, EB&T, SCBH and Seacoast have entered into a definitive merger agreement in a transaction valued at approximately $156 million, or $15.80 per SCBH share, based on the closing price of EFSC’s common stock on August 19, 2020. On a pro forma consolidated basis, the combined company would have approximately $9.7 billion in consolidated total assets as of June 30, 2020.

The transaction is expected to be approximately 4% accretive to Enterprise’s 2021 earnings per share (excluding the impact of one-time transaction expenses) and over 10% accretive to its 2022 earnings per share, after giving effect to estimated fully phased-in transaction synergies. Estimated tangible book value per share dilution to EFSC is expected to be earned back in less than three years under the crossover method including CECL “Day Two” accounting treatment. The acquisition is expected to generate an internal rate of return in excess of 25% for Enterprise.

Headquartered in San Diego, California, Seacoast had approximately $1.3 billion in total assets, $1.1 billion in loans, and $1.0 billion in deposits as of June 30, 2020. Seacoast operates four full-service banking offices in San Diego, California and one in Las Vegas, Nevada. In addition, Seacoast has 20 loan production offices and six deposit production offices across the country. As of July 31, 2020, Seacoast was ranked as the 9th largest Small Business Administration lender in the nation and has a history of both strong revenue and earnings growth in recent years. During the last ten years, Seacoast has funded over $2 billion in SBA loans while only incurring nominal credit losses over that same time period. As of June 30, 2020, approximately 52%, or $569 million, of Seacoast’s $1.1 billion loan portfolio was 100% guaranteed by the U.S. Government.

"We are excited to announce this transaction and believe the combination of the two organizations is an excellent fit for our business model,” noted Jim Lally, President and Chief Executive Officer of EFSC. “Rick and his team have built an extraordinarily successful SBA platform that will complement our commercial and specialty lending verticals, with the SBA division continuing to be led by David Bartram and Rick Visser. In addition, Seacoast’s depth and expertise in successfully attracting specialty deposit relationships in the property management, homeowners’ associations, and 1031 exchange industries will further diversify our funding base. We believe these niches will help us continue to execute on our strategy of building a reliable and cost-effective funding base and generating profitable growth in the future to the benefit of our collective shareholders.”

Richard M. Sanborn, Chief Executive Officer of SCBH added, “With Enterprise, we have taken the next step to move our organization forward with a partnership that we believe provides the infrastructure and balance sheet strength to continue our growth path. Both Enterprise and Seacoast have a shared set of values and commitment to service. I am excited for what this acquisition will provide for our combined customers, associates, and shareholders. While the whole stock nature of the transaction provides an attractive premium based on our current trading price, as the economy ultimately stabilizes and equity prices improve, we believe the earnings power of the combined organization will deliver enhanced value to both sets of shareholder groups.”

Under the terms of the definitive agreement, upon consummation of the transaction, each holder of SCBH common stock will receive 0.5061 shares of EFSC common stock for each SCBH common share held and cash in lieu of fractional shares. The transaction is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes and SCBH shareholders are not expected to recognize gain or loss to the extent of the stock consideration received.

Existing Enterprise shareholders will own approximately 84% of the outstanding shares of the combined company, and SCBH shareholders are expected to own approximately 16%.

The transaction, which has been unanimously approved by the boards of directors of the Company, EB&T, SCBH, and Seacoast, is expected to close in late 2020 or early 2021, subject to satisfaction of customary closing conditions, including receipt of regulatory approvals and approval of SCBH’s shareholders. In the transaction, SCBH will merge into Enterprise, and Seacoast will merge into EB&T, with Enterprise and EB&T the surviving entities. Upon closing of the transaction, SCBH Chief Executive Officer Richard M. Sanborn will join the Enterprise board of directors. SCBH’s directors and executive officers, have entered into agreements with the Company pursuant to which they have committed to vote their shares, which represent approximately 31% of SCBH's issued and outstanding common stock, in favor of the acquisition.

For additional information about the proposed acquisition, shareholders are encouraged to carefully read the definitive agreement that will be filed with the Securities and Exchange Commission (“SEC”) today.

Advisors to the Transaction

Boenning & Scattergood, Inc. served as financial advisor to EFSC and Holland & Knight LLP served as legal counsel. Keefe, Bruyette & Woods, A Stifel Company, served as financial advisor to SCBH and Sheppard, Mullin, Richter & Hampton served as legal counsel.

Conference Call and Investor Presentation

The Company will host a conference call and webcast at 9:00 a.m. Central Time on August 21, 2020 to discuss the transaction and related matters. This press release as well as a related slide presentation will be accessible on the Company’s website at enterprisebank.com under “Investor Relations” beginning prior to the scheduled broadcast of the conference call. The call can be accessed via this same website page, or via telephone at 1-800-353-6461 (Conference ID #3865655). A recorded replay of the conference call will be available approximately two hours after the call completion. Go to http://bit.ly/EFSCinvestor2020 and register to hear a replay of the call. The replay will be available for approximately two weeks following the conference call.

About Enterprise Financial Services Corp:

Enterprise Financial Services Corp (Nasdaq: EFSC), is an $8.4 billion financial holding company headquartered in Clayton, Missouri. Enterprise Bank & Trust operates 34 branch offices in St. Louis, Kansas City, Phoenix and New Mexico. Enterprise Bank & Trust offers a range of business and personal banking services, and wealth management services. Enterprise Trust, a division of Enterprise Bank & Trust, provides financial planning, estate planning, investment management, and trust services to businesses, individuals, institutions, retirement plans and non-profit, organizations. Additional information is available at enterprisebank.com.

Enterprise Financial Services Corp’s common stock is traded on the Nasdaq Stock Market under the symbol “EFSC”. Please visit our website at www.enterprisebank.com to see our regularly posted material information.

About Seacoast Commerce Banc Holdings:

Seacoast Commerce Banc Holdings is a bank holding company with one wholly-owned banking subsidiary, Seacoast Commerce Bank. Both the holding company and the bank are headquartered in San Diego, California, with the Bank having five full-service banking branches in California and Nevada, and loan and deposit production offices throughout Arizona, California, Colorado, Illinois, Indiana, Massachusetts, Michigan, Nevada, Ohio, Oregon, Texas, Utah and Washington. For more information, please visit www.scbholdings.com or www.sccombank.com.

Forward-Looking Statements

Certain statements contained in this press release may be considered forward-looking statements regarding Enterprise, including its wholly-owned subsidiary EB&T, SCBH, including its wholly-owned subsidiary Seacoast, and Enterprise’s proposed acquisition of SCBH and Seacoast. These forward-looking statements may include: statements regarding the acquisition, the consideration payable in connection with the acquisition, and the ability of the parties to consummate the acquisition. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project,” “pro forma” and other similar words and expressions. Forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made. Because forward-looking statements are subject to assumptions and uncertainties, actual results or future events could differ, possibly materially, from those that EFSC anticipated in its forward-looking statements and future results could differ materially from historical performance. Factors that could cause or contribute to such differences include, but are not limited to, the possibility: that expected benefits of the acquisition may not materialize in the timeframe expected or at all, or may be more costly to achieve; that the acquisition may not be timely completed, if at all; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive transaction agreement; the outcome of any legal proceedings that may be instituted against EFSC or SCBH; that prior to the completion of the acquisition or thereafter, EFSC’s and SCBH’s respective businesses may not perform as expected due to transaction-related uncertainty or other factors; that the parties are unable to successfully implement integration strategies; that required regulatory, SCBH shareholder or other approvals are not obtained or other closing conditions are not satisfied in a timely manner or at all; adverse regulatory conditions may be imposed in connection with regulatory approvals of the acquisition; reputational risks and the reaction of the companies’ employees or customers to the transaction; diversion of management time on acquisition-related issues; that the COVID-19 pandemic, including uncertainty and volatility in financial, commodities and other markets, and disruptions to banking and other financial activity, could harm Enterprise and Seacoast's business, financial position and results of operations, and could adversely affect the timing and anticipated benefits of the proposed acquisition; and those factors and risks referenced from time to time in EFSC’s filings with the Securities and Exchange Commission (the “SEC”), including in EFSC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2019, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2020 and June 30, 2020, and its other filings with the SEC. For any forward-looking statements made in this press release or in any documents, EFSC claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Annualized, pro forma, projected and estimated numbers in this document are used for illustrative purposes only, are not forecasts and may not reflect actual results.
Except to the extent required by applicable law or regulation, each of EFSC and SCBH disclaims any obligation to revise or publicly release any revision or update to any of the forward-looking statements included herein to reflect events or circumstances that occur after the date on which such statements were made.
Additional Information About the Acquisition and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed acquisition transaction, EFSC will file with the SEC a registration statement on Form S-4 that will include a proxy statement of SCBH, and a prospectus of EFSC, which are jointly referred to as the proxy statement/prospectus, as well as other relevant documents concerning the proposed transaction. Shareholders of SCBH are urged to read the registration statement and the proxy statement/prospectus regarding the acquisition when they become available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about the proposed acquisition.

The final proxy statement/prospectus will be mailed to SCBH’s shareholders. Investors and security holders will be able to obtain the documents, and any other documents EFSC has filed with the SEC, free of charge at the SEC’s website, www.sec.gov. In addition, documents filed with the SEC by EFSC will be available free of charge by (1) accessing EFSC’s website at www.enterprisebank.com under the “Investor Relations” link, (2) writing EFSC at 150 North Meramec, Clayton, Missouri 63105, Attention: Investor Relations, or (3) writing SCBH at 11939 Rancho Bernardo Road, Suite 200, San Diego, CA 92128, Attention: Chief Financial Officer.

EFSC and SCBH and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of SCBH in connection with the proposed merger. Information about the directors and executive officers of EFSC is set forth in the proxy statement for EFSC’s 2020 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 25, 2020 and as amended by supplements to the proxy statement filed with the SEC on March 25, 2020 and April 15, 2020. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed acquisition when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

For more information please contact:

Investor inquiries:
Keene Turner, Executive Vice President and Chief Financial Officer
(314) 512-7233

Media inquiries:
Karen Loiterstein, Senior Vice President, Marketing
(314) 512-7141

SCBH Contact Information:
Richard M. Sanborn, Chief Executive Officer
(725) 465-1919